Exhibit 99.4
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	26 August 2011
BOARD SUCCESSION
As part of its plan of Board succession and strategic oversight, Sims Metal Management Limited was pleased to announce today the following Board initiatives.
Deputy Chairperson
Mr Geoff Brunsdon (age 53) has been appointed Deputy Chairperson of the Company effective 1 September 2011.
Mr Brunsdon has served as a non-executive director of the Company since November 2009 and was a member of the predecessor Board of Sims Group Limited from 1999 to 2007. He has a finance background and was formerly, until June 2009, Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited.
Director appointments
Mrs Heather Ridout and Mr John T. DiLacqua have agreed to join the Board of the Company as independent non-executive directors effective 1 September 2011.
Mrs Ridout (age 57) is currently the Chief Executive of the Australian Industry Group - an employer group which along with its affiliates represents some 60,000 businesses across Australia who employ more than one million staff in a range of industries, including manufacturing, construction and engineering. Mrs Ridout has been with the Ai Group for over 30 years, rising through the ranks of its predecessor, the Metal Trades Industry Association, to eventually become Chief Executive in 2004. Sims Metal Management is a longstanding member and supporter of the Ai Group.
Mrs Ridout has a number of appointments including Director of the AustralianSuper Trustee Board, the largest industry fund in Australia. She also serves on the Boards of Skills Australia, a Federal Government body established to shape Australia’s strategy on skills development, and Infrastructure Australia, established by the Federal Government some four years ago to advise on Australia’s infrastructure spending. She has an economics degree honours and resides in Sydney.
Mrs Ridout will also serve as a member of the Company’s Safety, Health, Environment & Community Committee.

Mr DiLacqua (age 59) was formerly a director of Metal Management, Inc (since June 2001), and was a director of Sims Metal Management Limited from March - November 2008.
Mr DiLacqua was the Executive Chairman of Envirosource, Inc., a steel mill related services company, from May 2004 to December 2004 and had served as its President and Chief Executive Officer from January 1999 to May 2004. From October 1997 to December 1998, he served as President of the U.S. Ferrous Operations of Philip Metals, Inc., a scrap metal recycling division of a diversified public company and, prior to that, from May 1994, as the President of Luria Brothers, a large regional scrap processor and national scrap broker in the U.S.A. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. He is a certified public accountant, and resides in Florida, U.S.A.
Mr DiLacqua will also serve as a member of the Company’s Risk, Audit & Compliance Committee and Finance & Investment Committee.
Chairperson’s comments
Sims Metal Management Limited Chairperson Mr Paul Varello said, “I am very pleased that Geoff Brunsdon has accepted his appointment as Deputy Chairperson of our Company. Through his service on the Board he has earned the respect and support of his fellow Directors. I am also delighted that two outstanding individuals have joined our Board. Mrs Ridout, having dedicated most of her working life to the Ai Group, brings broad industry knowledge and important perspectives to our Board. Mr DiLacqua has substantial industry experience and his financial credentials will be very valuable to our Board. I am confident that both Heather and John will be outstanding directors. These appointments fulfill an important part of the Company’s Board succession plans, with current non-executive director Mr Bob Lewon retiring from the Board at the conclusion of the Company’s 2011 Annual General Meeting in November.”

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management is the world’s largest listed metal recycler with approximately 250 facilities and 6,200 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430

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